UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35134

Level 3 Parent, LLC

(f/k/a Level 3 Communications, Inc.)

(Exact name of registrant as specified in its charter)

1025 Eldorado Blvd.

Broomfield, CO 80021

(720) 888-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

5.75% Senior Notes due 2022

Guarantees of Level 3 Financing, Inc. Floating Rate Senior Notes due 2018

Guarantees of Level 3 Financing, Inc. 6.125% Senior Notes due 2021

Guarantees of Level 3 Financing, Inc. 5.375% Senior Notes due 2022

Guarantees of Level 3 Financing, Inc. 5.625% Senior Notes due 2023

Guarantees of Level 3 Financing, Inc. 5.125% Senior Notes due 2023

Guarantees of Level 3 Financing, Inc. 5.375% Senior Notes due 2024

Guarantees of Level 3 Financing, Inc. 5.375% Senior Notes due 2025

Guarantees of Level 3 Financing, Inc. 5.25% Senior Notes due 2026

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Level 3 Parent, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 13, 2017	LEVEL 3 PARENT, LLC

	By:	/s/ Stacey W. Goff
	Name:	Stacey W. Goff
	Title:	Executive Vice President, Chief Administrative Officer and General Counsel